SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

____________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

CE FRANKLIN LTD.

(Translation of Registrant’s Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  January 29, 2004

CE FRANKLIN LTD.

By: “signed”

Name: Denise Jones

Title:    Controller

NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces Earnings of $0.03 per share for

the fourth quarter of 2003

Calgary, Alberta, January 29, 2004 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced its results for the fourth quarter ended December 31, 2003.

CE Franklin reported net income of $652,000 or $0.03 per share (diluted) for the quarter ended December 31, 2003.  This represents a net income improvement of $1.3 million or $0.07 per share (diluted) as compared to the quarter ended December 31, 2002 where the Company reported a net loss of $678,000 or a loss of $0.04 per share (diluted).

Sales for the quarter ended December 31, 2003 increased 20.1% to $73.4 million from $61.1 million for the comparable 2002 period.  The increase in sales reflects the increase in well completion activity from 4,503 wells completed for the quarter ended December 31, 2003 versus 3,570 wells completed for the quarter ended December 31, 2002.

Net income before income taxes was $1.3 million for the quarter as compared to a loss of $979,000 for the quarter ended December 31, 2002.  The $12.3 million increase in sales resulted in a $2.3 million improvement in income before income taxes, which represents an incremental flow through of 18.7%.

“This represents sequential and year over year improvement and continued momentum in our strategies,” said Michael West, Chairman, President and Chief Executive Officer.   “As a result, CE Franklin recorded a net profit of $421,000 or $0.02 per share (diluted) for 2003, which is a $2.9 million or $0.17 per share (diluted) improvement as compared to 2002.  We remain pleased with our progress to date, and commit to continue to improve the Company’s profitability.”

About CE Franklin

CE Franklin distributes thousands of complex products to the Canadian oil and gas exploration, production and refining industry, as well as being an important provider of materials to other resource-based industries including oil sands, refineries, petro-chemicals, pulp and paper and mining.  Our energy industry customers drill for, produce, process, pipeline and refine hydrocarbons.  We provide them with a complete range of tubular products and production equipment, including gas compressors and artificial lift technology, plus pipe,

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valves, fittings and maintenance supplies.  We provide complete customer inventory procurement and management services through our 37 locations across Canada.  We are also leveraging our relationship with Wilson Supply in the U.S. in order to provide our customers with an even wider range of products and services.

CE Franklin’s strategy is to increase market share, maximize gross profit margins, rationalize expenses, enhance customer service, improve earnings and create shareholder wealth.  Underpinning the strategy are our eight operating values – integrity; credibility; performance; teamwork; service ethic; trust; responsibility and community.

This news release includes forward looking statements within the meaning of section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.  Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that expected results will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements herein include economic conditions, seasonality of drilling activity, commodity prices for oil and gas, currency fluctuations and government regulations, and other risks and uncertainties as described in the Company’s 2002 Annual Report on Form 20-F as filed with the United States Securities and Exchange Commission.

For Further Information Contact:

Michael West

Sam Secreti

Chairman, President and CEO

Chief Financial Officer

403-531-5602

403-531-5603

*****

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CE Franklin Ltd.

Interim Consolidated Statements of Operations

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31	December 31	December 31	December 31
(in thousands of Canadian dollars, except per share data)	2003	2002	2003	2002

Sales	73,435	61,126	259,557	261,329

Cost of sales	60,929	51,729	215,994	224,623
Gross profit	12,506	9,397	43,563	36,706

Other expenses (income)
Selling, general and administrative expenses	10,162	9,025	37,360	35,537
Amortization	1,102	1,091	4,395	4,245
Interest expense	289	320	1,117	1,099
Foreign exchange gain	(161)	(4)	(521)	(116)
Other income	(215)	(56)	(251)	(151)
	11,177	10,376	42,100	40,614

Income (loss) before income taxes	1,329	(979)	1,463	(3,908)
Income tax expense (recovery)
Current	907	48	2,010	(678)
Future	(230)	(349)	(968)	(737)
	677	(301)	1,042	(1,415)

Net income (loss) for the period	652	(678)	421	(2,493)

Net income (loss) per share
Basic and diluted	0.03	(0.04)	0.02	(0.15)
Weighted average basic number of
shares outstanding	17,178,696	17,178,696	17,178,696	17,172,373

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CE Franklin Ltd.

Interim Consolidated Balance Sheets

(Unaudited)

	December 31	December 31
(in thousands of Canadian dollars)	2003	2002

ASSETS
Current assets
Cash	4,881	-
Accounts receivable	46,283	36,992
Inventories	48,529	40,679
Income taxes recoverable	-	741
Other	898	600
	100,591	79,012
Property and equipment	8,976	12,757
Goodwill	7,765	7,765
Other	300	-
	117,632	99,534
LIABILITIES
Current liabilities
Bank overdraft	-	1,148
Bank operating loan	23,368	21,500
Accounts payable	28,349	16,525
Accrued liabilities	16,359	10,213
Current portion of long-term debt	369	297
	68,445	49,683
Long-term debt	146	299
Future income taxes	1,413	2,381
	70,004	52,363
SHAREHOLDERS' EQUITY
Capital stock	19,268	19,268
Contributed surplus	13,602	13,566
Retained earnings	14,758	14,337
	47,628	47,171
	117,632	99,534

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CE Franklin Ltd.

Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31	December 31	December 31	December 31
(in thousands of Canadian dollars)	2003	2002	2003	2002

Cash flows from operating activities
Net income (loss)	652	(678)	421	(2,493)
Items not affecting cash -
Amortization	1,102	1,091	4,395	4,245
Gain on disposal of property and equipment	(220)	(35)	(248)	(128)
Future income tax recovery	(230)	(349)	(968)	(737)
Increase in inventory write-downs	734	440	921	87
Stock options granted	36	-	36	-
	2,074	469	4,557	974
Net change in non-cash working capital balances
related to operations -
Accounts receivable	(4,382)	2,081	(9,291)	1,415
Income taxes recoverable	-	(741)	741	(741)
Inventories	(6,071)	4,092	(9,070)	9,254
Other current assets	418	1,282	(298)	(100)
Accounts payable	8,295	3,085	11,824	(8,541)
Accrued liabilities	3,564	(8,247)	6,146	(5,531)
	3,898	2,021	4,609	(3,270)
Cash flows from financing activities
Issuance of capital stock	-	-	-	82
Increase in bank operating loan	5,980	1,400	1,868	5,200
Decrease in bank overdraft	(4,638)	(2,886)	(1,148)	(688)
Decrease in long-term debt	(97)	(71)	(343)	(269)
	1,245	(1,557)	377	4,325
Cash flows from investing activities
Purchase of property and equipment	(175)	(507)	(601)	(1,234)
Proceeds on disposal of property and equipment	213	43	258	179
Proceeds on sale of Brittania	-	-	538	-
Other	(300)	-	(300)	-
	(262)	(464)	(105)	(1,055)
Change in cash and cash equivalents during the period	4,881	-	4,881	-
Cash and cash equivalents - Beginning of period	-	-	-	-
Cash and cash equivalents - End of period	4,881	-	4,881	-
Cash paid (received) during the period for:
Interest on bank operating loan	289	308	1,077	1,046
Interest on long-term debt	(4)	12	36	53
Income taxes	201	(46)	356	247

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